December 17, 2024

Randolph Wilson Jones III
CEO and Director
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

       Re: TEN Holdings, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 11, 2024
           File No. 333-282621
Dear Randolph Wilson Jones III:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed December 11, 2024 Consolidated Financial Statements
Note 17. Subsequent Events, page F-17

1. On September 27, 2024, you granted options to directors and employees with a fair value of $0.22. Please explain the reasons for the difference between the valuation of these options and the midpoint of the estimated offering price of $5.00 per share.
Item 15. Recent Sales of Unregistered Securities, page II-2

2. Please revise to include all recent issuances of unregistered securities, including options, warrants and convertible securities. Also, all issuances shown should give effect to stock splits. Refer to Item 701 of Regulation S-K.
 December 17, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ying Li